

November 19, 2010

James S. Stirbis
Chief Financial Officer
Local Insight Regatta Holdings, Inc.
188 Inverness Drive West, Suite 800
Englewood, Colorado 80112

> **Re: Local Insight Regatta Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed on March 31, 2010**
> **File No. 333-152302**

Dear Mr. Stirbis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 55

1.   When two or more factors are cited to which changes are attributable, please quantify each of these factor so that readers may understand the magnitude of each. For example, in the comparison between 2009 and 2008 for publishing rights you state that the year ended December 31, 2009 increased $66.0 million due primarily to your ownership of the Berry ILOB for the full twelve during fiscal year 2009, as well as an increase in the HYP Media contractual rate in the current period without quantification of either factor. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance.

Year Ended December 31, 2009 compared to the Year Ended December 31, 2008
Revenue, page 56

2.   We note that related party revenue increased in 2009 by $44.8 million. Please explain
        to us in detail the reason for the increase, with quantification of each individual factor
        or source of revenue contributing to the increase.

Cost of Revenue, page 57

3.   Please clarify for us in detail, with quantification as appropriate, why cost of revenue
        in 2009 declined by 22.9% when revenue for 2009 increased by 33.0%. That is,
        explain to us the reason for this inverse relationship between revenue and cost of
        revenue when a direct relationship is expected, and why there was no commensurate
        increase in cost of revenues in association with the increased revenue.

Notes to Consolidated Financial Statements

Note 5. Goodwill and Intangible Assets, page 97

4.   We note no impairment of goodwill or other intangible assets, whether amortizable or
        not, during 2009 despite net losses in each of the last two years and a significant
        accumulated deficit at December 31, 2009. We further note you use the income
        approach to determine fair value, and that you anticipate that your print revenue
        (which accounted for 90.2% of total revenues during 2009) will continue to represent
        a significant percentage of your revenue, that it will decline in 2010 and beyond, and
        that the decrease may not be offset by increases in other revenue sources Please
        explain to us in detail the basis for your conclusion that no impairment existed for
        goodwill or amortizable and unamortizable other intangible assets, in particular for
        customer relationships, in 2009. Accompany your explanation with the key factors
        used in your impairment analysis, in particular those for revenue estimations (like
        growth rates) and discount rate, the basis for such factors and why you believe your
        assumptions associated with these factors are reasonable.

Item 9A: Controls and Procedures

Remediation of Previously Reported Internal Control Weakness, page 123

5.   We note that you identified a material weakness in your "change management
        information technology general controls" that affected certain of your legacy
        information technology applications related to the revenue cycle and your belief that
        you effectively remediated this material weakness as of December 31, 2009. Please
        explain to us: (i) what "change management information technology general controls"
        represents and the purpose of such controls; (ii) who discovered the material
        weakness and how it was discovered, (iii) the nature of the material weakness, and
        how it affected the revenue cycle and your recognition of revenue; (iv) how long the

material weakness existed; and (v) whether or not any adjustments to previously reported revenue were identified and made as a result of the material weakness, and if not, the basis for your conclusion that no adjustments were necessary.

6.   In connection with the above comment, please explain to us the basis for your conclusion that disclosure controls and procedures were effective at September 30, 2009, as disclosed in the Form 10-Q for the period ended September 30, 2009, especially in view that the material weakness indicated above existed at that time and apparently was not mitigated or remediated until later. The disclosure in "Evaluation of Disclosure Controls and Procedures" in the September 30, 2009 Form 10-Q stated that at that time you would implement controls to mitigate the identified material weakness, but that you elected not to remediate the material weakness while access to your legacy information technology systems is required, and notwithstanding this, you believe mitigating internal controls within the revenue cycle were effective. In this regard, please clarify for us when these "mitigating internal controls" and the "existing mitigating controls" referred to in the disclosure in the 2009 Form 10-K were actually in place, and if each set of controls are the same or different, and if any mitigating controls were added in the fourth quarter of fiscal 2009. Explain to us what the "mitigating internal controls" and "existing mitigating controls" are, how they mitigated the effect of the weakness in reporting revenue and whether such controls will remain in place and effective during the migration to the new revenue recognition system. If mitigating controls were added in the fourth quarter of fiscal 2009, tell us what they were, and how your disclosure in "Changes in Internal Control over Financial Reporting" in the 2009 Form 10K represents this.

Form 8-K furnished on August 17, 2010

Reconciliation of Non-GAAP Items

7.   Please revise future filings to disclose the components of "Non-cash non-recurring charges" for "EBITDA–as adjusted" and "Purchase accounting and other adjustments" for "Revenue-as adjusted." Provide us with a copy of your intended revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief